Exhibit 99.1

News Release

July 30, 2021

TELUS reports operational and financial results for second quarter 2021

Industry-leading customer net additions of 223,000, up 82,000 over last year, reflecting continued adoption of our superior connected experiences, innovative product set and premium bundled offerings

Industry-leading mobile phone net additions of 89,000, an increase of 28,000 over the prior year, driven by higher gross loading and maintained leading blended customer churn of 0.81 per cent

Industry-leading fixed customer net additions of 50,000, powered by TELUS PureFibre and world-leading customer loyalty; Accelerated broadband expansion program actively underway, further expanding our PureFibre and 5G coverage and copper de-commissioning

Continued strong momentum in TELUS International and Health services, with robust financial results driven by acquisitions along with strong organic customer growth; Robust digital health transactions including increasing virtual care adoption

Consolidated revenue and EBITDA growth of 10 per cent, with robust net income and EPS expansion of 9.2 and 8.7 per cent, respectively, and year-over-year dividend growth of 8.6 per cent, showcasing strong and consistent operational execution, powered by a leading asset mix

Reaffirming 2021 annual consolidated financial targets including revenue and EBITDA growth of up to 10 and 8 per cent, respectively

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the second quarter of 2021. Consolidated operating revenues and other income increased by 10 per cent over the same period a year ago to $4.1 billion. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 6.8 per cent to $1.45 billion while Adjusted EBITDA increased by 9.5 per cent to $1.5 billion. This growth reflects: (i) higher internet and third wave data service margins, as well as other fixed data service margins resulting from subscriber base growth and expanded services; (ii) growth in our mobile subscriber base and mobile equipment margins; (iii) growth from business acquisitions (net of associated support costs); (iv) an increased contribution from our Digitally-led customer experiences – TELUS International (DLCX) segment from customer growth and increased depth and breadth of services offered to our existing customers; and (v) the non-recurrence of the comparative period’s COVID-19-related provisions and non-labour restructuring and other costs related to the pandemic. This growth was partly offset by lower legacy fixed voice and legacy fixed data services and higher employee benefits expense.

“Our team once again achieved strong operational and financial results in the second quarter at both TELUS and TELUS International (TI)” said Darren Entwistle, President and CEO. “TELUS’ continued execution excellence, realized against the backdrop of the ongoing global pandemic, was characterized by the consistent combination of industry-leading and profitable customer growth, yielding strong financial results across our business as evidenced by 10 per cent consolidated revenue and EBITDA growth. This robust performance reflects the effectiveness of our globally leading customer-centric culture and broadband networks, underpinned by our highly engaged team and their dedication and passion for delivering outstanding connected experiences. This contributed to leading customer net additions of 223,000 and industry-best client loyalty across our key mobile and fixed product lines. Notably, blended mobile phone, voice, PureFibre internet and Optik TV churn were below one per cent in the second quarter, while our postpaid mobile phone churn result of 0.64 per cent in the quarter continues to lead the industry.”

“Our results are buttressed by our highly differentiated and potent asset mix geared towards high-growth, technology-oriented verticals,” continued Darren. “Earlier today, TI announced strong double-digit operating revenue and EBITDA growth for the second quarter, demonstrating its position as the partner of choice for premier digital customer experiences as it continues to win more business from existing and new clients alike. Indeed, our passionate and talented team at TI are powering differentiated customer experiences for leading global brands through end-to-end next-gen digital solutions and services, including its unique mix of content moderation and growing artificial intelligence capabilities. At TELUS Health, our team drove 26 per cent year-over-year health services revenue growth in the quarter, with robust key operating results, including earning one million new virtual healthcare members over the last twelve months, representing an 83 per cent increase over last year. We are leveraging our leading position in healthcare technology solutions to deliver improved health outcomes for citizens through access to better health information, which has never been more critical. We continue to grow and integrate our TELUS Agriculture business, and expect it to also generate double-digit revenue growth and annual revenues in agriculture of approximately $400 million in 2021. As we continue to increase our agriculture related disclosure, we are confident this will provide meaningful insight into the valuable asset we are creating as a globally-leading provider of agriculture technology solutions.”

“Our second quarter performance was backed by strong digital capabilities and superior service offerings over our world-leading wireless and fibre broadband networks,” added Darren. “At a time when the human connection is more important than ever, with more people working, learning, and accessing information from home, U.S.-based PCMag recently ranked TELUS as the fastest internet service provider in Canada for the second year in a row. Additionally, last week, TELUS once again won the Fastest Mobile network Speedtest Award for Canada for the first half of 2021, from U.S.-based Ookla. This is the fifth year in a row Ookla has ranked TELUS’ mobile network as number one in Canada, and is a true demonstration of the incredible expertise and dedication of our entire team. Importantly, these awards reinforce TELUS’ leadership in terms of offering customers the fastest service in Canada across both our wireline and wireless networks, as also confirmed by other independent, third-party organisations, including UK-based Opensignal, Canada-based Tutela and U.S.-based J.D. Power. Moreover, this recognition of the superiority of TELUS’ national broadband networks reinforces the value of our significant investments in fibre and wireless technologies, including our $1.5 billion accelerated broadband expansion programme through 2022. These generational investments will fuel enhanced customer growth and operating efficiencies, and drive positive cash flow benefits as TELUS completes the expedited build, also supported by faster than expected reduction in capital expenditures beginning in 2023. Importantly, this will further enable the advancement of our financial and operational performance, strengthening our confidence in the robust outlook for our business and the long-term sustainability of our industry-leading dividend growth program, now in its eleventh year.”

“TELUS is proud of our storied history of building and operating the world’s best networks, enabled by our talented engineers and technology innovators, complemented by our award winning service that reflects our team’s passion for putting customers first,” said Darren. “Indeed, by acquiring spectrum in the 3500 MHz auction, we secured licences critical to bring transformational, next-generation, 5G connectivity to Canadians, TELUS is able to continue to offer the globally leading network speed, coverage and reliability our fellow citizens need to realize improved outcomes in our digital world. Importantly, TELUS’ wireless network being the fastest on a global basis truly matters as it drives the innovation that enables the diversity and competitiveness of our country’s private sector, supporting economic growth and job creation for our nation. It also matters because it helps us answer society’s most pressing social challenges in health, education, food security and climate change, while improving economic equality for the benefit of all Canadians. However, Canada’s position as a global leader in broadband networks is vulnerable to burdensome regulations governing access to spectrum. Going forward, if we are to truly benefit all Canadians, accelerate the government’s innovation and affordability agendas, and transition successfully into a 5G digital world, we need responsible, forward looking and predictable regulatory policy that ensures affordable, fair and expeditious access to this national asset so we can continue building our world-leading networks.”

“Our TELUS team members and retirees continue to give back in the communities where we live, work and serve,” expressed Darren. “By way of example, so far in 2021, more than 50,000 team members, retirees, family and friends have participated in our TELUS #FriendlyFuture Days, inspiring over 290,000 volunteer hours to help those who need our support the most. Moreover, we are providing three million vulnerable Canadians with access to low-cost internet, free mobile phones, specialised technology solutions and quality healthcare through our Connecting for Good programmes. Notably, in May, we expanded our Tech for Good programme nationally, providing support for people with disabilities who require professional assistance to independently use their mobile device, and we continue to support COVID-19 response efforts for marginalised communities through our Health for Good mobile clinics. Indeed, our TELUS teams’ passionate efforts to support our communities and our customers further exemplifies our leadership in social capitalism.”

Doug French, Executive Vice-president and CFO commented, “Our second quarter results announced today continue to showcase our execution excellence, superior asset mix focused on technology-oriented verticals, and focus on disciplined cost containment and enhanced effectiveness. As our results have consistently demonstrated, our success is powered by our team's collective focus around the world on delivering outstanding customer experiences over our globally-leading networks and superior bundled solutions. Indeed, our team is focused on driving product intensity higher as we leverage our accelerated broadband build and expanding fibre footprint along with our copper-to-fibre migrations.”

“Investing from a position of strength, our accelerated broadband build is actively underway and importantly pre-funded by our equity offering in March earlier this year,” Doug added. “The strategic and transformational investments we are making in our leading broadband technologies, including our valuable investment in 3500 MHz wireless spectrum, will significantly advance our leading customer experience and network leadership position and enhance our competitive positioning to drive strong profitable customer growth. Our margin and cash flow profile will also benefit from the efficiencies we will extract from our advanced program to migrate our remaining copper customers within our fibre footprint to our superior PureFibre network. Our consistent execution, healthy balance sheet and strong cash flow outlook, including our expectations for significantly lower capital expenditures beginning in 2023, provides our team with the confidence to make these critical investments to enhance our network and customer service leadership position. These growth-oriented investments, including those in healthcare and agriculture, support our leading annual financial targets that we are reaffirming today, including consolidated revenue and adjusted EBITDA growth of up to 10 and 8 per cent respectively, and underpin our long-standing dividend growth program, now in its eleventh year, with our October quarterly payment up 8.6 per cent on a year-over-year basis.”

“In June, we successfully issued our inaugural Sustainability-Linked Bond, representing the first of its kind in Canada, putting our team at the forefront of sustainability practices and setting a clear leadership example in respect of leveraging behaviour-based financing to advance our sustainability goals. The $750 million 10-year note, with a 2.85 per cent interest rate, reinforces our commitment to reducing Scope 1 and 2 greenhouse gas emissions, as approved by the Science Based Targets initiative, further demonstrating TELUS’ global sustainability leadership. Our team is proud to take a leadership role and demonstrate what a committed organization can do to support the world’s fight against climate change. Notably, with this successful offering, our average cost of long-term debt declined by 10 basis points to an all-time low of 3.70 per cent, further enhancing the quality and strength of our balance sheet, and underpinning our ability to make the necessary investments to continue to advance our growth strategy while remaining committed to our investment-grade credit ratings,” concluded Doug.

In the quarter, we added 223,000 new customer additions, up 82,000 over last year, and inclusive of 89,000 mobile phones, 84,000 connected devices, in addition to 30,000 internet, 19,000 security and 11,000 TV customer connections. This was partly offset by low residential voice losses of 10,000. Our total TELUS technology solutions (TTech) subscriber base of 16.3 million is up 5.9 per cent over the last twelve months, reflecting a 3.6 per cent increase in our mobile phones subscriber base to more than 9.0 million, and a 20 per cent increase to our connected devices subscriber base to more than 1.9 million. Additionally, our internet connections grew by 6.9 per cent over the last twelve months to approximately 2.2 million customers, our TV subscriber base increased by 5.2 per cent to over 1.2 million customers, and our security customer base expanded by 17 per cent to 743,000 customers. In health services, as of the end of the second quarter of 2021, virtual care members were 2.2 million and healthcare lives covered were 18.1 million, up 1.0 million and 2.6 million over the past 12 months, respectively, while digital health transactions were 137.1 million, up 13.0 million over the second quarter of 2020.

Free cash flow of $210 million decreased by $301 million or 59 per cent over the same period a year ago, resulting primarily from: (i) the timing of income tax payments, as a portion of the tax instalments in the first six months of 2020 were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their pandemic responses, as well as increased income tax payments for newly acquired companies; (ii) higher capital expenditures in connection with our planned accelerated capital investments; (iii) the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment device financing program; (iv) higher lease principal payments; and (v) higher restructuring and other costs disbursements. These factors were partly offset by strong EBITDA growth.

Consolidated capital expenditures increased by $157 million in the second quarter of 2021, due to increased investments in our 5G network, the accelerated purchase of equipment to support subscriber growth, and accelerated investments in our broadband build to increase system capacity and reliability. This was partly offset by a reduction in spend from efficiencies in our 4G network spend. Our accelerated broadband build is actively underway. With our ongoing investments, we are advancing wireless speeds and coverage of our expanding 5G network, continuing to connect additional homes and businesses directly to our fibre-optic technology, evolving our TV ecosystem and supporting system reliability and operational efficiency and effectiveness efforts. These investments also support our internet, TV and security subscriber growth, address our customers’ demand for faster internet speeds, and extend the reach and functionality of our business, healthcare solutions and agriculture solutions.

At the end of the quarter, our TELUS PureFibre network covered approximately 2.6 million premises, up from approximately 2.3 million premises in the second quarter of 2020. By June 30, 2021, our 5G network covered approximately 13.4 million Canadians, representing approximately 36 per cent of the population.

For the quarter, net income of $344 million increased by 9.2 per cent over the same period last year and Basic earnings per share (EPS) of $0.25 increased by 8.7 per cent. These increases are driven by increased EBITDA, as detailed above, and lower income tax expense, largely due to tax adjustments recognized in the current period for income taxes of prior periods, partly offset by higher depreciation and amortization; and, as it relates to EPS, higher shares outstanding.

When excluding the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures and a gain on a retirement of a provision arising from business acquisition-related written put options within DLCX recorded in the second quarter of 2020, adjusted net income of $348 million increased by $32 million or 10 per cent in the second quarter of 2021, while adjusted basic EPS of $0.26 was up 4.0 per cent.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended June 30		Per cent
(unaudited)	2021	2020	change
Operating revenues and other income	4,111	3,728	10.3
Operating expenses before depreciation and amortization	2,660	2,369	12.3
EBITDA(1)	1,451	1,359	6.8
Adjusted EBITDA(1)	1,490	1,361	9.5
Net income	344	315	9.2
Adjusted net income(1)	348	316	10.1
Net income attributable to common shares	335	290	15.5
Basic EPS ($)	0.25	0.23	8.7
Adjusted basic EPS(1) ($)	0.26	0.25	4.0
Capital expenditures(2)	913	756	20.8
Free cash flow(1)	210	511	(58.9)
Total subscriber connections(3) (thousands)	16,295	15,382	5.9

(1)	EBITDA, Adjusted EBITDA, Adjusted net income, Adjusted basic EPS and Free cash flow are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. For further definitions and explanations of these measures, see ‘Non-GAAP and other financial measures’ in this news release.

(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 in our interim consolidated financial statements for further information.

(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. During the third quarter of 2020, we adjusted cumulative subscriber connections to add approximately 31,000 security subscribers as a result of a business acquisition. Effective January 1, 2021 with retrospective application to January 1, 2020, in alignment with our segment reporting changes, we made a retroactive adjustment to remove internal network service revenue and approximately 29,000 subscribers from our mobile phone subscriber base and associated operating statistics (average billing per subscriber per month (ABPU) / average revenue per subscriber per month (ARPU) and churn). Effective January 1, 2021 on a prospective basis, following an in-depth review of customer accounts within a legacy subscriber provisioning system to be decommissioned, we adjusted our internet subscriber base to remove 16,000 subscribers.

Second Quarter 2021 Operating Highlights

Commencing with the three-month period ended March 31, 2021, we transitioned to our new segment reporting structure and have recast comparative amounts on a comparable basis.

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; software, data management and data analytics-driven smart food-chain technologies; and home and business security); certain healthcare software and technology solutions; voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International (DLCX) segment, whose primary functional currency is the U.S. dollar, is comprised of digital customer experience and digital-enablement transformation, including artificial intelligence and content management solutions, provided by TELUS International.

As noted in Section 1.2 of our 2020 annual MD&A, the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact throughout the balance of 2020 and into 2021. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, results described below may not be indicative of future trends, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas while we continue to adjust our mode of operations to continue delivering on our customers first priorities and social purpose. Our results discussed below are compared to the equivalent period in 2020 unless otherwise indicated.

TELUS technology solutions (TTech)

●	TTech external operating revenues and other income increased by $341 million or 11 per cent in the second quarter of 2021, from increases in mobile network revenue, mobile and fixed equipment and other service revenues, fixed data services revenues, and health services revenues, as described below. Lower fixed voice services revenues were a slight offset.

●	TTech EBITDA increased by $126 million or 11 per cent in the second quarter of 2021, while Adjusted EBITDA increased by $93 million or 7.3 per cent, which reflected an increase in direct contribution from mobile and fixed products and services as outlined below, in addition to the non-recurrence of COVID-19-related provisions. These impacts were partially offset by higher employee benefits expense and other costs related to business acquisitions and growth in business operations and higher advertising and promotional costs.

Mobile products and services

●	Mobile network revenue increased by $54 million or 3.7 per cent in the second quarter of 2021, due to 6.2 per cent growth in the mobile phones and connected devices subscriber base over the past 12 months, in addition to higher mobile phone ARPU, as described below.

●	Mobile equipment and other service revenues increased by $143 million in the second quarter of 2021, reflecting higher handset upgrade volumes and higher-value smartphones in the sales mix, largely due to increased market promotion activity. Handset upgrade volumes increased as a result of the successful execution of our customers first initiatives, including the enhanced capabilities of our digital footprint, and suppressed handset upgrade volumes throughout 2020 manifesting in increased demand in the second quarter of 2021.

●	TTech mobile products and services direct contribution increased by $76 million or 5.9 per cent in the second quarter of 2021 due to higher network revenues, higher equipment margins, and lower commissions expenses as we continue to drive customer transactions to digital channels, in addition to lower contracted volumes in prior periods.

●	Mobile phone ABPU was $69.44 in the second quarter of 2021, an increase of $0.13 or 0.2 per cent. This increase reflects growth in monthly recurring charges caused by a greater mix of high-value customer additions, selection of higher-tier mobile plans, and higher-value smartphones in the sales mix in the current and prior periods, in addition to the non-recurrence of our decision to temporarily waive late payment charges in the second quarter of 2020. This increase was partly offset by continued declines in chargeable data usage, the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods, as well as the non-recurrence of higher voice usage revenues earned last year at the outset of the pandemic.

●	Mobile phone ARPU was $56.56 in the second quarter of 2021, an increase of $0.12 or 0.2 per cent. Mobile phone ARPU was impacted by the same items noted above for mobile phone ABPU, with the exception of: (i) our TELUS Easy Payment device financing program; (ii) devices with subsidies; and (iii) contracted device upgrades.

●	Mobile phone gross additions were 305,000 in the second quarter of 2021, an increase of 37,000, as growth in high-value customer additions, successful promotions including the bundling of our mobility and home services, expanded channels, and the enhanced capabilities of our digital footprint, including increased self-serve functions, have more than offset the impacts of the pandemic such as customers reducing their general shopping habits in retail outlets along with mandated capacity restrictions.

●	Mobile phone net additions were 89,000 in the second quarter of 2021, an increase of 28,000, as our strong execution in our digital sales channels, expanded channels, and successful efforts to drive high-value customer additions and stable customer churn more than offset the gross addition impacts of the pandemic.

●	Our mobile phone churn rate was 0.81 per cent in the second quarter of 2021, stable as compared to 0.80 per cent in the second quarter of 2020. Churn continues to benefit from our successful bundling of mobility and home services, our focus on executing customers first initiatives and upgrade volume programs, and our leading network quality.

●	Connected device net additions were 84,000 in the second quarter of 2021, an increase of 51,000, primarily due to increased demand for IoT solutions from new and existing customers.

Fixed products and services

●	Fixed data services revenues increased by $133 million in the second quarter of 2021. The increase was driven by: (i) increased internet and third wave data service revenues, reflecting a 6.9 per cent increase in our internet subscribers over the past 12 months and higher revenue per customer resulting from internet speed upgrades, larger data usage internet rate plans and rate changes; (ii) increased revenues from smart food-chain technology, driven by business acquisitions; (iii) increased revenues from home and business security driven by expanded services and customer growth; and (iv) higher TV revenues, reflecting subscriber growth of 5.2 per cent over the past 12 months. This growth was partly offset by the ongoing decline in legacy data service revenues.

●	Fixed voice services revenues decreased by $22 million in the second quarter of 2021, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution, greater use of inclusive long distance plans and price plan changes. Declines were moderated with our utilization of bundled product offerings, successful retention efforts and the migration from legacy to IP services offerings. The decline in residential voice subscribers over the past 12 months was limited to 3.1 per cent, compared to a 3.8 per cent decline in residential voice subscribers for the 12 month period ended June 30, 2020.

●	Fixed equipment and other services revenues increased by $6 million in the second quarter of 2021, reflecting a higher volume of home and business security equipment sales and data equipment sales.

●	TTech fixed product and services direct contribution increased by $79 million or 7.8 per cent in the second quarter of 2021, due to growth in margins for internet, smart food-chain technology, and health services, partly offset by declining legacy data and legacy voice margins.

●	Internet net additions were 30,000 in the second quarter of 2021, a decrease of 7,000, reflecting increased customer moves as pandemic restrictions softened nationwide, as well as higher churn relative to subdued switching activity at the outset of the pandemic in 2020. This offset our success in driving consistently strong net additions through bundled product offerings, including the TELUS Whole Home bundle and our bundling of mobility and home services.

●	TV net additions were 11,000 in the second quarter of 2021, an increase of 3,000, mainly due to the success of our bundled product offerings.

●	Security net additions were 19,000 in the second quarter of 2021, an increase of 7,000, driven by strong growth of new connections through demand for our bundled product offerings and diverse suite of products and services. Our continued focus on connecting more homes and businesses directly to fibre, expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 310,000 over the past 12 months.

●	Residential voice net losses were limited to 10,000 in the second quarter of 2021, unchanged compared to residential voice net losses of 10,000 in the second quarter of 2020. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.

Health services

●	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.

●	Health services revenues increased by $26 million or 26 per cent in the second quarter of 2021. The increase was driven by: (i) increased in-clinic services in our reopened TELUS Health Care Centres, whereas clinics were closed in mandated lockdowns last year; (ii) business acquisitions; (iii) higher revenues from the continued adoption of our virtual care solutions; and (iv) growth in health benefits management services with plan members resuming the use of elective health services.

●	Virtual care members were 2.2 million as of the end of the second quarter of 2021, an increase of 1.0 million over the past 12 months, mainly due to the continued adoption of virtual solutions to keep Canadians safely connected with health and wellness care during the pandemic, and a business acquisition in the fourth quarter of 2020. Virtual care member means primary enrolment to receive services on an active TELUS Health virtual care plan.

●	Healthcare lives covered were 18.1 million as of the end of the second quarter of 2021, an increase of 2.6 million over the past 12 months, primarily due to the accelerated demand for virtual solutions and an increase in value-added services such as COVID-19 lab test results and vaccinations. Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care and personal health security).

●	Digital health transactions were 137.1 million in the second quarter of 2021, an increase of 13.0 million over the past 12 months, largely driven by a higher number of transport, eClaims, and collaborative health transactions, as plan members resumed the utilization of elective health services with pandemic restrictions easing. Digital health transactions mean the total number of health claims, dental claims, consultations or other paid transactions facilitated by TELUS Health services.

Digitally-led customer experiences – TELUS International (DLCX)

●	DLCX operating revenues (arising from contracts with customers) increased by $113 million or 26 per cent in the second quarter of 2021. The increase was attributable, in part, to growth generated from our business acquisitions, including TELUS International AI Data Solutions (TIAI), formally referred to as Lionbridge AI, as well as organic growth in our customer base, which was due to a combination of new clients as well as growth in the depth and breadth of services offered to our existing customers. DLCX other income decreased by $71 million in the second quarter of 2021, largely related to the non-recurrence of the comparative period’s retirement of a provision arising from business acquisition-related written put options to acquire the remaining non-controlling interest of an acquired subsidiary, Xavient Information Systems, which was settled in the second quarter of 2020.

●	DLCX EBITDA decreased by $34 million or 21 per cent due to the non-recurrence of the comparative period’s retirement of a provision arising from a business acquisition-related written put options to acquire the remaining non-controlling interest of an acquired subsidiary, Xavient Information Systems. Adjusted EBITDA increased by $36 million or 36 per cent in the second quarter of 2021 primarily from revenue growth as detailed above.

3500 MHz spectrum auction developments

Innovation, Science and Economic Development Canada’s (ISED’s) 3500 MHz band spectrum auction occurred during the period from June 15, 2021, through July 23, 2021. We acquired 142 licences equating to 16.4 MHz of spectrum for a total purchase price of approximately $1.95 billion. When combining the 3500 MHz spectrum licences purchased privately ahead of the auction, we now hold 25 MHz of spectrum in the 3500 MHz spectrum band nationally, or 40 MHz within key markets. In accordance with the terms of the auction, 20 per cent ($390 million) will be remitted to ISED on August 13, 2021, while the remaining balance will be paid on, or before, October 4, 2021. Until such time as ISED determines that we qualify as a radio communications carrier and comply with Canadian Ownership and Control rules, we may not commercially use the licences.

TELUS International announces updated guidance

TELUS International (TI) today updated its annual financial targets for 2021. Please refer to TI’s second quarter of 2021 earnings release dated July 30, 2021 for additional details.

Inaugural Sustainability Linked-Bond offering; Early redemption of Series CT Notes

On June 28, 2021, we announced the successful closing of our inaugural Sustainability-Linked Bond, the first of its kind in Canada. The $750 million of senior unsecured 2.85 per cent Sustainability-Linked Notes, Series CAF, will mature on November 13, 2031, and was issued pursuant to our Sustainability-Linked Bond Framework (Framework) announced on June 14, 2021. As part of the Framework, we have committed to reducing our absolute Scope 1 and 2 greenhouse gas emissions by 46 per cent from 2019 levels by 2030 (Sustainability Performance Target). If we fail to achieve the Sustainability Performance Target by December 31, 2030, the interest payable on these notes will increase by 1.00 per cent in the final year of maturity. We will report annually on our performance against the Sustainability Performance Target and will also obtain an annual independent and external verification of our performance against the Sustainability Performance Target.

On July 16, 2021, we exercised our right to early redeem, on August 17, 2021, all of our 2.35 per cent Notes, Series CT. The long-term debt prepayment will be recorded in the three-month period ended September 30, 2021, and is estimated to be approximately $10 million before income taxes. Subsequent to this early redemption, we will no longer have any TELUS Corporation notes maturing in 2022.

Our Board of Directors

At our 2021 annual general meeting (AGM) held on May 7, 2021, the nominees listed in the TELUS 2021 Information Circular were elected as directors of TELUS, including two new nominees, Hazel Claxton and Sean Willy.

Hazel Claxton is a corporate director. She served as Executive Vice-President and Chief Human Resources Officer with LifeWorks Inc. (formerly Morneau Shepell Inc.) from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada, where she held several leadership roles including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel holds a Bachelor of Commerce (Honours) from Queen’s University and the ICD.D designation from the Institute of Corporate Directors. She is a Chartered Professional Accountant.

Sean Willy is President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation, which includes a broad portfolio of businesses and investments that range from construction and mining to retail and communications, a role he has held since August 2017, and prior thereto he was a Vice-President of Des Nedhe Development since June 2016. Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan.

Our Board diversity policy includes separate diversity targets of having (i) at least two directors who represent a visible minority or are Indigenous by our annual meeting in 2023 and (ii) women and men each represent at least one-third of the independent directors. With the appointment of directors at our May 2021 annual meeting, we surpassed both targets.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3162 per share on the issued and outstanding Common Shares of the Company payable on October 1, 2021 to holders of record at the close of business on September 10, 2021. This quarterly dividend reflects an increase of 8.6 per cent from the $0.29125 per share dividend declared one year earlier and consistent with our multi-year dividend growth program.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

●	Paying, collecting and remitting more than $1,255 million in taxes in the first half of 2021 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. When including spectrum remittances, we have remitted in excess of $35 billion in taxes and spectrum since 2000.

●	Investing approximately $1,598 million in capital expenditures primarily in communities across Canada in the second quarter of 2021 and approximately $46 billion since 2000.

●	Spending $4.1 billion in total operating expenses in the first half of 2021, including goods and services purchased of approximately $2.9 billion. Since 2000, we have spent $136 billion and $92 billion, respectively, in these areas.

●	Generating a total team member payroll of $1.5 billion in the first half of 2021, including payroll taxes of $118 million. Since 2000, total team member payroll totals $52 billion.

●	Returning approximately $1,235 million in dividends through three quarterly dividend payments through July 2021 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned over $21 billion to shareholders through our dividend and share purchase programs, including $15 billion in dividends, representing approximately $15 per share.

Community Highlights

Giving back to our communities

●	Throughout May, we evolved our 16-year legacy global volunteer movement, TELUS Days of Giving, to TELUS #FriendlyFuture Days. More than 50,000 TELUS employees, retirees, family and friends participated, helping to contribute to 530,000 Acts of Giving by our TELUS team so far this year.

●	The TELUS Friendly Future Foundation (TFFF) and Community Boards are directing all 2021 support to charitable initiatives helping at-risk youth and other marginalized populations. Throughout the first half of the year, the TFFF distributed $2.7 million in Community Board grants to 186 local charitable projects and $2.1 million in grants to 20 national charitable initiatives.

Ensuring access to vital connectivity

●	In May, we announced the national expansion of our Tech for Good program in partnership with March of Dimes Canada. To date, we have supported close to 4,000 Canadians with disabilities who require professional assistance to independently use or control their mobile device. Our program offers customized recommendations, training and support on mobile devices and, based on individual need, the assistive technology required to use their mobile device.

●	We added over 2,100 new households to the Internet for Good program this quarter, resulting in more than 91,000 low income family members and persons with disabilities benefiting from low cost internet since launch.

●	Across the Mobility for Good program, we added close to 2,000 youth and seniors this quarter, providing a subsidized wireless plan to stay in touch with loved ones and to maintain vital support networks. Across our broader program, more than 25,000 Canadians have benefited since the launch of the program.

●	Our $0 mobility plan support continues until August 31, 2021 for the more than 14,200 plans and devices donated as part of our Mobility for Good COVID response program, bringing total in-kind support to $16 million.

Prioritizing health and wellbeing

●	In May 2021, we enhanced our Health for Good program’s presence in Victoria, B.C. with the signing of a new partnership agreement with Cool Aid Society, a well-established and highly regarded charity organization that provides primary and mental health care, affordable housing and other supports for the homeless in Victoria, Saanich and Langford.

●	Our mobile health clinics, serving 13 communities across Canada, supported nearly 11,000 patient visits this quarter, resulting in close to 75,000 cumulative visits since the inception of our Health for Good program. Most mobile clinics are directly supporting the COVID-19 crisis response, including by administering vaccines. Since the start of the pandemic, our mobile health clinics have provided 24,000 COVID-19 assessments and administered 5,400 vaccinations.

Global Social Capitalism Awards and Recognition

●	In April, the BlackNorth Initiative recognized TELUS for being a Canadian leader in diversity and inclusion and one of a small number of Canadian publicly traded companies to adopt Board targets that include visible minority and Indigenous representation.

●	In May, we were named one of Canada’s Greenest Employers 2021 by Mediacorp Canada Inc., which recognizes Canadian companies that lead the nation in creating a culture of environmental awareness within their organizations.

●	In June, TELUS ranked #17 on the Corporate Knights Best 50 Corporate Citizens in Canada for 2021, up from #20 in 2020. This represents our ninth consecutive year and 15th time overall of being recognized, which reflects our commitment to creating a more sustainable future for the next generation.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ second quarter 2021 conference call is scheduled for Friday, July 30, 2021 at 12:00pm ET (9:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until August 30, 2021 at 1-855-201-2300. Please quote reference number A00007R1, conference access code 73925#, and playback access code 0100711#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, including the anticipated benefits and efficiencies of the accelerated investments in fibre and 5G that we plan to make, the timing of our accelerated investment program, statements regarding our sustainability strategy, targets to reduce emissions including our sustainability performance target (as defined in Section 1.3 of the second quarter 2021 MD&A), our commitment to report annually on our performance in reducing scope 1 and 2 GHG emissions, our commitment to obtain an annual independent and external verification of our performance against the sustainability performance target and to report such performance and such independent and external verification, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2021 outlook, as described in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings of our 2020 annual MD&A, remain the same, except for the following:

●	Our revised estimates for 2021 GDP growth in Canada, B.C., Alberta, Ontario and Quebec are 5.7%, 5.7%, 5.6%, 5.7% and 5.8%, respectively (compared to 4.5%, 4.5%, 4.4%, 4.8% and 4.6%, respectively, as reported in our 2020 annual MD&A).

●	Our revised estimates for 2021 annual unemployment rates in Canada, B.C. and Alberta are 7.7%, 6.7% and 9.6%, respectively (compared to 7.8%, 6.9% and 9.9%, respectively, as reported in our 2020 annual MD&A).

●	Our revised estimates for 2021 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 232,000 units, 39,000 units, 28,000 units, 82,000 units and 60,000 units, respectively (compared to 202,000 units, 35,000 units, 24,000 units, 77,000 units and 48,000 units, respectively, as reported in our 2020 annual MD&A).

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through which we offer them.

●	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in the second quarter 2021 MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction over a two-year period by the national wireless carriers in postpaid mobile bring-your-own-device wireless plans using between 2 to 6 GB of data; federal and provincial consumer protection legislation and regulation including the introduction by the federal government of Bill C-11, the Digital Charter Implementation Act, 2020, which, aims to give consumers new privacy rights and imposes new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chip sets and other equipment; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly those of TELUS International (Cda) Inc.’s (TELUS International or TI) business), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

●	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber per month (ABPU), average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture business, while we maintain a broad solution set as compared to other agriculture technology providers, our ability to compete with focused software and IoT competitors.

●	Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential declines in ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

●	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

●	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz spectrum auction that took place in June and July 2021, the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

●	Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage our infrastructure and team member expansion.

●	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

●	Security threats including intentional damage or unauthorized access or attempted access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

●	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

●	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also TELUS International’s financial performance which impacts our financial performance.

●	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

●	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; TI’s ability to grow and maintain its profitability as changes in technology and client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; attracting and retaining qualified team members to support its operations; adverse impacts of COVID 19 on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers could have a negative impact on its reputation and client confidence; business development not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work; and TI’s lack of history operating as a separate, publicly traded company. TELUS International’s primary reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our DLCX segment may be offset by any strengthening of the Canadian dollar (our primary reporting currency) compared to the U.S. dollar. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.

●	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business of any unresolved collective agreements, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, and the health of our team.

●	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions and/or our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

●	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or that our NCIB will be maintained, unchanged and/or completed.

●	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

●	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

●	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

●	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the U.S.; and global implications of the trade dynamic between major world economies.

●	Energy use including: our ability to identify and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy including in the form of power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in our operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2020 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2021 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance.

Reconciliation of adjusted net income

	Three months ended June 30
C$ and in millions	2021	2020	Change
Net income attributable to Common Shares	335	290	45
Add (deduct):
Restructuring and other costs, after income taxes	26	42	(16)
Income tax-related adjustments	(14)	2	(16)
Other equity losses related to real estate joint ventures	1	3	(2)
Long-term debt prepayment premium, after income taxes	—	14	(14)
Retirement of a provision arising from business acquisition-related written put options within DLCX, after income taxes	—	(35)	35
Adjusted Net income	348	316	32

Reconciliation of adjusted basic EPS

	Three months ended June 30
C$	2021	2020	Change
Basic EPS	0.25	0.23	0.02
Add (deduct):
Restructuring and other costs, after income taxes, per share	0.02	0.04	(0.02)
Income tax-related adjustments, per share	(0.01)	—	(0.01)
Long-term debt prepayment premium, after income taxes, per share	—	0.01	(0.01)
Retirement of a provision arising from business acquisition-related written put options within DLCX, after income taxes, per share	—	(0.03)	0.03
Adjusted basic EPS	0.26	0.25	0.01

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation
	Three months ended June 30
C$ and in millions	2021	2020
Net income	344	315
Financing costs	203	202
Income taxes	111	117
Depreciation	527	505
Amortization of intangible assets	266	220
EBITDA	1,451	1,359
Add restructuring and other costs included in EBITDA	38	70
EBITDA – excluding restructuring and other costs	1,489	1,429
Add other equity losses related to real estate joint ventures	1	3
Deduct retirement of a provision arising from business acquisition-related written put options within DLCX	—	(71)
Adjusted EBITDA	1,490	1,361

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation
	Three months ended June 30
C$ and in millions	2021	2020
EBITDA	1,451	1,359
Deduct non-cash gains from the sale of property, plant and equipment	—	1
Restructuring and other costs, net of disbursements	(2)	14
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	33	102
Effects of lease principal (IFRS 16 impact)	(124)	(81)
Leases formerly accounted for as finance leases (IFRS 16 impact)	—	27
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	52	41
Net employee defined benefit plans expense	30	25
Employer contributions to employee defined benefit plans	(12)	(12)
Interest paid	(173)	(199)
Interest received	1	3
Capital expenditures (excluding spectrum licences)[1]	(913)	(756)
Free cash flow before income taxes	343	524
Income taxes paid, net of refunds	(133)	(13)
Free cash flow	210	511

(1)	Refer to Note 31 of the consolidated financial statements for further information.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $16 billion in annual revenue and 16 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. We leverage our global-leading technology and compassion to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. In 2020, TELUS was recognized as having the fastest wireless network in the world, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better. TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that delivers next-generation AI and content management solutions for global brands across the technology and games, ecommerce and FinTech, communications and media, healthcare, travel and hospitality sectors. TELUS and TELUS International operate in 25+ countries around the world. Together, let’s make the future friendly.

Driven by our passionate social purpose to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $820 million and 1.6 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter, and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com